SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                Amendment No. 1

                           Paging Partners Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
                         (Title of Class of Securities)


                                   69554P 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 69554P 10 9

1.    Name of Reporting Person: Leonard Fink
      SS or IRS Identification No. of Above Person
                  Not Applicable

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

      (a)  [ ]

      (b)  [ ]

3.    SEC Use Only ........................................................[ ]

4.    Citizenship or Place of Organization:                 United States
                                                              of America

Number of               5.    Sole Voting Power:               540,035
Shares Bene-
ficially                6.    Shared Voting Power:               -0-
owned by
Each Reporting
Person                  7.    Sole Dispositive Power:          540,035

                        8.    Shared Dispositive Power:          -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person:  540,035

10.   Check Box if the Aggregate Amount in Row 9 Excludes
      Certain Shares (See Instructions) ...................................[ ]

11.   Percent of Class Represented by Amount in Row 9: 8.6%

12.   Type of Reporting Person (See Instructions): IN


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

CUSIP No. 69554P 10 9

1.    Name of Reporting Person: Nancy Fink
      SS or IRS Identification No. of Above Person
                  Not Applicable

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

      (a)  [ ]

      (b)  [ ]

3.    SEC Use Only .........................................................[ ]

4.    Citizenship or Place of Organization:                 United States
                                                              of America

Number of               5.    Sole Voting Power:               470,337
Shares Bene-
ficially                6.    Shared Voting Power:               -0-
owned by
Each Reporting
Person                  7.    Sole Dispositive Power:          470,337

                        8.    Shared Dispositive Power:          -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person:  470,337

10.   Check Box if the Aggregate Amount in Row 9 Excludes
      Certain Shares (See Instructions) ...................................[ ]

11.   Percent of Class Represented by Amount in Row 9: 7.5%

12.   Type of Reporting Person (See Instructions): IN


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Item 1 (a)        Name of Issuer
                  Paging Partners Corporation

Item 1 (b)        Address of Issuer's Principal Executive Offices:
                  4249 Route 9 North, Bldg. 2
                  Freehold, New Jersey 07728

Item 2 (a)        Name of Person Filing:
                  This statement is being filed by Leonard Fink and his wife, Nancy Fink

Item 2 (b)        Address of Principal Business Office
                  or, if None, Residence
                  250 West 57th Street
                  New York, New York 10019

Item 2 (c)        Citizenship: United States of America

Item 2 (d)        Title of Class of Securities:
                  Common Stock, par value $.01 per share

Item 2 (e)        CUSIP Number: 69554P 10 9

Item 3. If this statement is filed pursuant to Rules 13d- 1(b), or 13d-2(b), check whether the person is a:
                  Not Applicable.

Item 4.           Ownership (as of March 1, 1998).

                                                                 Ordinary Shares

      (a)   Amount Beneficially
            Owned: Leonard Fink                                      530,035
                 Nancy Fink                                          470,337

      (b)   Percent of Class
                  Leonard Fink                                          8.4%
                  Nancy Fink                                            7.5%

      (c)   Number of shares as to which such person has:

                (i)     sole power to
                        vote or to direct
                        the vote


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

                          Leonard Fink                              530,035
                          Nancy Fink                                470,337

               (ii)     shared power to vote
                        or to direct the vote
                            Leonard Fink                              -0-
                            Nancy Fink                                -0-

               (iii)    sole power to dispose or
                        to direct the disposition of
                            Leonard Fink                            530,035
                            Nancy Fink                              470,337

               (iv)     shared power to dispose
                        or direct the disposition of
                            Leonard Fink                              -0-
                            Nancy Fink                                -0-


Item 5.           Ownership of Five Percent or Less of a Class [ ]

Item 6.           Ownership of More than Five Percent on Behalf of another
                  Person.

                                 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                                 Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                                 Not Applicable

Item 9.           Notice of Dissolution of Group.

                                 Not Applicable

Item 10.          Certification.

                                 Not Applicable



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Signature

            After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



SIGNATURE                                       DATE
---------                                       ----


/s/ Leonard Fink                                March 17, 1998
-------------------------------
Leonard Fink

/s/ Nancy Fink                                  March 17, 1998
-------------------------------
Nancy Fink


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                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

            Each of the undersigned agrees that the Statement on Schedule 13G relating to shares of Common Stock of Paging Partners Corporation to which this Agreement is attached is being filed on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.


SIGNATURE                                            DATE
---------                                            ----


/s/ Leonard Fink                                March 17, 1998
-------------------------------
Leonard Fink

/s/ Nancy Fink                                  March 17, 1998
-------------------------------
Nancy Fink


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